

February 3, 2022

Joshua Kinley
Chief Financial Officer
BigBear.ai Holdings, Inc.
6811 Benjamin Franklin Drive, Suite 200
Columbia, Maryland 21046

> **Re: BigBear.ai Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2022**
> **File No. 333-261887**

Dear Mr. Kinley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
We may be required to purchase up to 10,000,000 shares of Common Stock, page 68

1. We note your response to prior comment 2. Given the nature of these risks, please include disclosure of them in your prospectus summary. Additionally, clarify whether the forward purchase agreements allow for the option to be exercised at any time until the three-month anniversary of the closing date of your business combination or only on that date. Disclose, if true, that until each forward purchase agreement is terminated, the agreements require the investors to sell their shares subject thereto only at a minimum price of $10.00 per share even if they do not exercise their option on March 7, 2022. File a copy of these agreements as exhibits to your registration agreement.

2026 Convertible Notes
Fundamental Change, page 193

2.   Revise to disclose what constitutes a "Fundamental Change" under the indenture for your
      2026 Convertible Notes.

General

3.   We note your response to prior comment 4. Please provide us with additional information
      to assess your conclusion that the Offering is a valid secondary offering, specifically with
      respect to AE Industrial Partners. We note that AE played a significant role in
      coordinating the business combination of GigCapital4 and BigBear. We also note that a
      company owned by AE Partners is or was a customer and business partner of the
      Company, and that there may be other affiliated relationships.

      You may contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Timothy Cruickshank